TAHOE WELCOMES NEW CANADIAN OMBUDSPERSON FOR RESPONSIBLE ENTERPRISE

VANCOUVER, British Columbia – January 17, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) welcomes the announcement today that Canada will establish the office of Ombudsperson for Responsible Enterprise.

Ron Clayton, President and CEO of Tahoe: “We applaud the government’s announcement today to appoint a human rights ombudsperson to oversee Canadian mining and other industries abroad. Independent oversight will strengthen best practices, ensure transparency within the mining industry and promote safe and responsible mining operations in Canada and abroad. Today’s action is a positive step forward for the Canadian mining and extractive industry and we look forward to working with the new Ombudsperson.”

Tahoe is committed to responsible and sustainable business practices in all aspects of its mining operations in Canada and abroad and adheres to the UN Guiding Principles on Business and Human Rights and the Voluntary Principles on Security and Human Rights.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812